

September 10, 2010

Mr. Ted W. Rollins
Chief Executive Officer
Campus Crest Communities, Inc.
2100 Rexford Road, Suite 414
Charlotte, NC 28211

> **Re:** **Campus Crest Communities, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed September 2, 2010**
> **File No. 333-166834**

Dear Mr. Rollins:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 59

1. Refer to the next-to-last bullet point on page 60. Please revise to clarify, if true, that the $3.9 million in offering proceeds also includes repayment of the $2.35 million loan from CC-Encore to your subsidiary, CCV I. Also, please explain to us how the use of $3.9 million in offering proceeds will satisfy both your obligation to purchase the preferred membership interests from RJRC LLC for $3.9 million and your obligation to repay the loan from CC-Encore in the amount of $2.35 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Relationship with Encore, page 81

2. Please expand this discussion to provide a brief overview of the purpose and the effect of the transactions with Encore and CC-Encore. Currently, you describe the mechanics of this series of transactions, which may obscure the purpose and effect.

3.   Please disclose how you are accounting for your interest in CC-Encore and disclose the percentage interests contributed for each entity that was partially contributed to CC-Encore.

4.   We have considered your revised disclosure in response to comment 2 of our letter dated August 27, 2010. Consistent with your prior disclosure, please denote all properties that have been contributed to CC-Encore. Please revise to disclose, if true, that the properties contributed to the CC-Encore entity are the same properties that you plan to acquire from the Ricker Group in connection with the formation transactions. Please also revise to identify CCV I as the subsidiary that received these funds and clarify the subsidiary's specific working capital needs that necessitated this arrangement.

5.   Please revise to describe the fees and expenses that were netted out of the $2.5 million contribution from Encore to arrive at the loan amount of $2.35 million to CCV I.

6.   We note that Encore has agreed to purchase an additional $2.5 million preferred membership interests in CC-Encore. Please describe the financial and performance targets that would trigger this purchase. Disclose whether you will be obligated to use additional offering proceeds to repurchase these additional membership interests and if so, disclose the amount. Also, discuss the timeframe during which the additional purchase obligation may arise.

7.   We note your response to comment 3 of our letter dated August 27, 2010. Please expand the disclosure to include a more detailed explanation of the $3.9 million purchase price, similar to the discussion in your response letter.

8.   We note that CC-Encore may exercise a payment demand for the total principal and interest due on the loan from Encore prior to its maturity date. Please revise to describe this demand right in greater detail, including whether your subsidiary would be required to repay only the outstanding balance on the loan (including interest) or whether the agreed-upon $3.9 million repurchase amount payable to RJRC would become due. Please tell us whether Encore may unilaterally exercise this right on behalf of CC-Encore.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Paul S. Ware
        J. Andrew Robison
        Bradley Arant Boult Cummings LLP *(via facsimile)*